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                              March 24, 2021

       Charles Martin
       Chief Financial Officer
       Experience Investment Corp.
       100 St. Paul St., Suite 800
       Denver, CO 80206

                                                        Re: Experience
Investment Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 10,
2021
                                                            File No. 333-252529

       Dear Mr. Martin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4/A filed on March 10, 2021

       Risk Factors
       The EIC charter that will be effective following the completion. . . ., page 74

   1. Please revise to state that the exclusive forum provision provides that the federal district courts are the
exclusive forum for claims arising under the Securities Act, and that there is uncertainty as to
whether a court would enforce such provision. In this regard, we note that Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits
brought to enforce any duty or liability created by the Securities Act or the rules and
regulations thereunder.
       Background of the Transactions, page 90

   2. We note your revised disclosure in response to prior comment 9. Please further revise to
 Charles Martin
Experience Investment Corp.
March 24, 2021
Page 2
      explain why the EIC board determined that the Blade transaction was superior to the five potential targets to whom EIC submitted indications of interest or letters of intent.
Blade's Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metric, page 196

3. We note that your seats flown-all flights metric for the three months ended December 31,
      2020 decreased 60% yet your revenue for the same period increased 53%. Please revise your disclosure to discuss how this metric relates to your performance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Charlie Guidry at 202-551-3621 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameCharles Martin
                                                           Division of
Corporation Finance
Comapany NameExperience Investment Corp.
                                                           Office of Trade &
Services
March 24, 2021 Page 2
cc:       William Brentani
FirstName LastName